UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA BREAKS 30 MILLION CUSTOMER

MILESTONE AND REPORTS FIRST QUARTER 2008 RESULTS

•	981,000 net new customers added in the first quarter

•	Total customer additions of 2.1 million, including acquired SunCom base

•	Service revenues of $4.6 billion in the first quarter of 2008, up 14% from the first quarter of 2007

•	$1.44 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the first quarter of 2008, up 18% from the first quarter of 2007

•	Contract customer churn 1.7% in the first quarter, down from 1.9% in the first quarter of 2007

•	Acquisition of SunCom Wireless closed February 22

•	3rd generation UMTS/HSDPA network launched in New York City on May 5 – 3G network to lay the foundation for future growth

BELLEVUE, Wash., May 8th, 2008 — T-Mobile USA, Inc. (T-Mobile USA) today reported first quarter 2008 results. During the quarter, T-Mobile USA’s acquisition of SunCom Wireless (SunCom) closed, adding 1.1 million customers and networks in the Southeastern United States, Puerto Rico and the US Virgin Islands. SunCom is reflected as part of T-Mobile USA’s results from February 22, 2008, and did not have a significant impact on T-Mobile USA’s first quarter 2008 consolidated results and metrics unless specifically stated below. At the end of the quarter, T-Mobile USA had 30.8 million customers, adding 981,000 net new customers during the first quarter, OIBDA of $1.44 billion, up 18% compared to the first quarter of 2007, and reduced contract customer churn to 1.7% from 1.9% in the first quarter of 2007.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.t-mobile.com

“T-Mobile has again delivered another quality customer growth quarter while pushing the innovation frontier in communications,” said Robert Dotson, President and CEO, T-Mobile USA. “In the quarter we crossed the 30 million customer mark more than tripling our customer base over the past six years under the T-Mobile brand. We also finalized our SunCom acquisition, filling in the last major part of our footprint in the Carolinas and Puerto Rico and we are delighted to have the great employees of SunCom join our team. Our recent service introductions also have cracked open access to new areas of growth with targeted offerings in traditional landline replacement and advanced payment wireless plans along with the continued popularity of our unlimited myFavessm offering.”

“T-Mobile USA continues to be a key growth and earnings driver and a centerpiece of our consumer business,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “The SunCom acquisition underscores the soundness of our strategy to use smart acquisitions to continue growing our wireless portfolio.”

Customers

•	In the first quarter of 2008, T-Mobile USA added 981,000 net new customers, up from 951,000 in the fourth quarter of 2007, and 980,000 in the first quarter of 2007.

•	Contract customer net additions in the first quarter of 2008 made up 75% of customer growth, consistent with the fourth and first quarters of 2007 which were 77% and 74%, respectively.

•	myFaves continues to be very popular with our customers. At the end of the first quarter there were more than 5.5 million myFaves customers, up from 5 million at the end of the fourth quarter of 2007.

•	The acquisition of SunCom contributed 1.1 million additional customers to T-Mobile USA’s base during the quarter. The vast majority of these customers were contract customers.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•	Contract customers comprised 84% of T-Mobile USA’s total customer base at March 31, 2008.

Churn

•	Contract customer churn was 1.7% in the first quarter of 2008, down from 1.8% in the fourth quarter of 2007 and 1.9% in the first quarter of 2007.

•	Blended churn, including both contract and prepaid customers, was 2.6% in the first quarter of 2008, down from 2.8% in the fourth quarter of 2007 and in line with the first quarter of 2007.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.44 billion in the first quarter of 2008, up from $1.33 billion in the fourth quarter of 2007 and $1.23 billion in the first quarter of 2007.

•	The sequential increase in OIBDA was primarily due to higher customer numbers increasing service revenues.

•	OIBDA margin was 31% in the first quarter of 2008, up from 30% in both the fourth and first quarters of 2007.

•	Net income for the first quarter of 2008 was $462 million, up from $383 million in the fourth quarter of 2007 and $315 million in the first quarter of 2007.

Revenue

•

Service revenues, consisting of contract, prepaid, and roaming and other service revenues, rose to $4.57 billion in the first quarter of 2008, up from $4.37 billion in the fourth quarter of 2007, and up from $3.99 billion in the first quarter of 2007.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•	The increase in service revenues year on year was primarily due to the growth in contract customers.

•	The acquisition of SunCom increased total revenues by $86 million in the quarter.

•

Total revenues, including service, equipment, and other revenues were $5.19 billion in the first quarter of 2008, up from $5.07 billion in the fourth quarter of 2007 and $4.55 billion in the first quarter of 2007.

ARPU

•	Blended Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $51 in the first quarter of 2008, down from $52 in the fourth and first quarters of 2007.

•	Contract ARPU was $55 in the first quarter of 2008, down from $56 in the fourth and first quarters of 2007.

•	The sequential fall in contract ARPU was primarily due to lower variable revenues from contract customers.

•

Data services revenues were $760 million in the first quarter of 2008, representing 16.6% of blended ARPU, or $8.50 per customer, compared to 15.8% of blended ARPU, or $8.20 per customer in the fourth quarter of 2007, and 14.3% of blended ARPU, or $7.50 per customer in first quarter of 2007.

•

Growth in messaging revenue continued to be the most significant driver of data ARPU. The total number of SMS and MMS messages increased to 33 billion in the first quarter of 2008, compared to 24 billion in the fourth quarter of 2007 and 16 billion in the first quarter of 2007. A major driver of the growth in messaging is the popularity of myFaves.

•	Strong GPRS / EDGE access and usage driven in particular by the continued strong uptake of converged devices was another significant driver for increased data revenues.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 4 to the Selected Data, below) was $300 in the first quarter of 2008, the same as in the fourth quarter of 2007 and down from $310 in the first quarter of 2007.

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 3 to the Selected Data, below), was $25 per customer per month in the first quarter of 2008, the same as in both the fourth and first quarters of 2007.

Capital Expenditures

•

Cash capital expenditures (see note 7 to the Selected Data below) were $690 million in the first quarter of 2008, compared with $1.01 billion in the fourth quarter of 2007 and $622 million in the first quarter of 2007.

•	The sequential fall in capital expenditures is due to fewer cell sites being built in the quarter.

•

T-Mobile USA continued its commitment to invest in network coverage and quality in the first quarter of 2008, adding approximately 600 cell sites. In addition to this, 2,500 cell sites were added through the acquisition of SunCom, bringing the total number of cell sites at the end of the quarter to 41,000. In the quarter T-Mobile USA also added approximately 5,000 3G (UMTS / HSDPA) capable cell sites, ending the quarter with more than 13,000 UMTS cell sites.

Other Highlights

•

On May 5, 2008 T-Mobile USA launched its 3G network in New York City. The launch of the 3G network in New York enables T-Mobile USA to use the AWS spectrum acquired in 2006 and lays the foundation for future growth in this important market. At the time of launch, T-Mobile USA’s handset lineup included four UMTS-capable handsets. The introduction of further 3G-enabled handsets – including converged devices – is being planned over the course of this year. T-Mobile USA is planning to launch additional 3G markets throughout the year and to end the year with 3G coverage in 20 to 25 core markets.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•

T-Mobile ranked No. 1 in Call Quality in the Southwest region and No. 2 on average across all regions according to the J.D. Power and Associates 2008 Wireless Call Quality performance StudySM – Volume 1 release on March 27, 2008.

•

On April 1, 2008, T-Mobile USA and RIM announced the Wi-Fi® -enabled BlackBerry® PearlTM 8120 smartphone, which provides Wi-Fi connectivity for both voice and data, as well as support for T-Mobile’s HotSpotSM @Home service offering unlimited, nationwide calling over any accessible Wi-Fi connection and great in-home coverage.

•	On March 24, 2008, T-Mobile USA’s launched BlackBerry® 8820 smartphone, featuring built-in GPS and support for T-Mobile’s HotSpotSM @Home service for Wi-Fi calling.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q1 08	YE 07	Q4 07	Q3 07	Q2 07	Q1 07
Covered population[8]	284,000	284,000	284,000	283,000	282,000	280,000
Customers, end of period[2]	30,798	28,685	28,685	27,734	26,877	26,020
Thereof contract customers	25,721	23,914	23,914	23,181	22,624	21,937
Thereof prepaid customers	5,077	4,771	4,771	4,553	4,253	4,083
Net customer additions	981	3,644	951	857	857	980
Acquired customers	1,132	—	—	—	—	—

Minutes of use/contract customer/month	1,150	1,130	1,120	1,130	1,150	1,090
Contract churn	1.70%	1.90%	1.80%	2.00%	1.80%	1.90%
Blended churn	2.60%	2.80%	2.80%	2.90%	2.70%	2.60%

($)
ARPU (blended) 1, 9	51	52	52	53	53	52
ARPU (contract)	55	57	56	57	57	56
ARPU (prepaid)	22	19	20	18	19	19
Cost of serving (CCPU)[3]	25	25	25	26	25	25
Cost per gross add (CPGA)[4]	300	300	300	280	300	310

($ million)
Total revenues	5,187	19,288	5,068	4,894	4,780	4,546
Service revenues1, 9	4,573	16,892	4,371	4,332	4,195	3,994
OIBDA[5]	1,441	5,350	1,327	1,412	1,386	1,225
OIBDA margin [6]	31%	31%	30%	32%	32%	30%
Capital expenditures[7]	690	2,677	1,009	500	546	622

Cell sites on-air[10]	41,000	37,900	37,900	37,000	36,400	35,800

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2

Contract customers and prepaid customers include FlexPaySM customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5	Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

6	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

7	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

8	The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900 voice and data network coverage, combined with roaming and other agreements.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

9	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average contract and prepaid customers during the period. Wi-Fi revenues are shown as a component of service revenues.

10	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$142	$64
Short-term affiliate loan receivable	695	1,075
Short-term investment	191	—
Accounts receivable, net of allowances of $272 and $277, respectively	2,528	2,617
Accounts receivable from affiliates	16	274
Inventory	785	990
Current portion of net deferred tax assets	981	994
Licenses held for exchange	6	1
Other current assets	644	538

Total current assets	5,988	6,553
Property and equipment, net of accumulated depreciation of	11,650	11,258
$9,788 and $9,306, respectively
Goodwill	12,239	10,701
Spectrum licenses	15,070	14,645
Other intangible assets, net of accumulated amortization of $489 and $475, respectively	286	47
Other assets	151	155

	$45,384	$43,359

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,397	$3,790
Current payables to affiliates	2,122	1,127
Bonds payable	762	—
Other current liabilities	370	380

Total current liabilities	6,651	5,297

Long-term payables to affiliates	6,639	6,712
Deferred tax liabilities	1,747	1,622
Other long-term liabilities	1,071	915

Total long-term liabilities	9,457	9,249

Minority interest in equity of consolidated subsidiaries	90	89
Commitments and contingencies
Stockholder’s equity:
Common stock	44,469	44,469
Accumulated deficit	(15,283)	(15,745)

Total stockholder’s equity	29,186	28,724

	$45,384	$43,359

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended March 31, 2008	Quarter Ended December 31, 2007	Quarter Ended March 31, 2007
Revenues:
Contract	$4,109	$3,939	$3,617
Prepaid	325	277	229
Roaming and other service	139	155	147
Equipment sales	534	620	465
Other	80	77	88

Total revenues	5,187	5,068	4,546

Operating expenses:
Network	1,166	1,125	1,007
Cost of equipment sales	832	879	761
General and administrative	887	836	758
Customer acquisition	861	901	795
Depreciation and amortization	678	681	626

Total operating expenses	4,424	4,422	3,947

Operating income	763	646	599
Other expense, net	(11)	(33)	(113)

Income before income taxes	752	613	486
Income tax expense	(290)	(230)	(171)

Net income	$462	$383	$315

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended March 31, 2008	Quarter Ended March 31, 2007
Operating activities:
Net income	$462	$315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	678	626
Income tax expense	290	171
Other, net	(65)	7
Changes in operating assets and liabilities:
Accounts receivable	429	(118)
Inventory	232	10
Other current and non-current assets	(38)	(25)
Accounts payable and accrued liabilities	(712)	24

Net cash provided by operating activities	1,276	1,010

Investing activities:
Purchases of property and equipment	(690)	(622)
Purchases of intangible assets	(28)	(2)
Short-term affiliate loan receivable	380	—
Acquisition of SunCom Wireless, net of cash acquired	(1,525)	—
Other, net	8	1

Net cash used in investing activities	(1,855)	(623)

Financing activities:
Repayment of short-term financial liabilities	(243)	—
Long-term debt borrowings from affiliates	900	—
Long-term debt repayments to affiliates	—	(415)
Other, net	—	2

Net cash provided by/(used in) financing activities	657	(413)

Change in cash and cash equivalents	78	(26)
Cash and cash equivalents, beginning of period	64	78

Cash and cash equivalents, end of period	$142	$52

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
OIBDA	$1,441	$5,350	$1,327	$1,412	$1,386	$1,225
Depreciation and amortization	(678)	(2,609)	(681)	(643)	(659)	(626)

Operating income	$763	$2,741	$646	$769	$727	$599

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Customer acquisition costs	$861	$3,274	$901	$801	$777	$795
Plus: Subsidy loss
Equipment sales	(534)	(2,061)	(620)	(480)	(496)	(465)
Cost of equipment sales	832	3,120	879	733	747	761

Total subsidy loss	298	1,059	259	253	251	296

Less: Subsidy loss unrelated to customer acquisition	(173)	(623)	(157)	(143)	(146)	(177)

Subsidy loss related to customer acquisition	125	436	102	110	105	119

Cost of acquiring customers	$986	$3,710	$1,003	$911	$882	$914

CPGA ($ / new customer added)	$300	$300	$300	$280	$300	$310

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q1 2008	YE 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Network costs	$1,166	$4,344	$1,125	$1,130	$1,082	$1,007
General and administrative	887	3,200	836	818	788	758

Total network and general and administrative costs	2,053	7,544	1,961	1,948	1,870	1,765
Plus: Subsidy loss unrelated to customer acquisition	173	623	157	143	146	177

Total cost of serving customers	$2,226	$8,167	$2,118	$2,091	$2,016	$1,942

CCPU ($ / customer per month)	$25	$25	$25	$26	$25	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is the US operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International.

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS/EDGE 1900 voice and data network, when combined with roaming and other agreements, reaches 284 million people in the U.S. In addition, T-Mobile USA operates one of the largest Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country (including roaming sites), available in approximately 9,800 convenient public access locations nationwide. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the first quarter of 2008, 123 million mobile customers were served by the mobile communications segments of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.31717	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: May 8, 2008